SEC FILE NUMBER
000-52049

CUSIP NUMBER
87157B103

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Synchronoss Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

200 Crossing Boulevard, 8th Floor
Address of Principal Executive Office (Street and Number)

Bridgewater, New Jersey 08807
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Synchronoss Technologies, Inc. (the “Company”), together with the Audit Committee of its Board of Directors and with the assistance of accounting and legal advisors, initiated a thorough review of the accounting for certain transactions conducted in the fiscal years ended December 31, 2016 and 2015.  The Company reported that its previously issued financial statements for the fiscal years ended December 31, 2016, 2015 and 2014 and the respective quarterly periods should be restated and should no longer be relied upon.  As part of the Company’s ongoing internal accounting review, the Company has now identified an errors concerning the revenue recognition associated with a transactions conducted during 2016, 2015 and 2014.

The Company has not yet completed its accounting review of transactions conducted during 2016, 2015 and 2014, and it is possible that additional errors might be identified.

The Company and its advisors are working expeditiously to complete this review and the Company intends to file its Annual Report for the year ended December 31, 2017, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017 and restated financial statements for the fiscal years 2016, 2015 and 2014 as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ronald Prague	908	547-1239
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: The Company completed the disposition of its wholly-owned subsidiary, Intralinks Holdings, Inc., as reported on a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2017, and completed a private placement of Series A Convertible Participating Perpetual Preferred Stock, as reported on a Current Report on Form 8-K filed with the SEC on February 20, 2018.  These events resulted in significant changes in the results of operations as compared to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

SYNCHRONOSS TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 9, 2018	By	/s/ Lawrence Irving
Lawrence Irving Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).